July 19, 2024

Bruno Bonifacio
Chief Executive Officer
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387     Conjunto 151
Sao Paulo, SP 04543-121

       Re: BRB Foods Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           File No. 333-276557
           Filed on July 8, 2024
Dear Bruno Bonifacio:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 27, 2024 letter.

Amendment No. 2 to Form S-1 filed July 8, 2024
Note 25 - Related Party Transactions, page F-28

1. We note your response to our comment number 11. To help us better understand your related party disclosure, tell us which figures relate to the convertible notes as disclosed in your footnote number 16 on page F-20. Please also clarify the amounts disclosed in the
       Intercompany section as you disclose an Intercompany receivable total of 703.772,315 for example. Please explain why the I/C receivables are so significant as we note your total assets as of March 31, 2024 are $3,637,443.
 July 19, 2024
Page 2
Income Statement, page F-34

2. We note your response to our comment number 10. It appears that the weighted average shares outstanding figure has been omitted. This comment also applies to your interim income statement on page F-4.

       Please contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Mitchell Lampert